April 20, 2005



Michael A. Richardson
President and Chief Executive Officer
American Consumers, Inc.
55 Hannah Way
Rossville, GA 30741

RE:	Form 10-K for the fiscal year ended May 29, 2004
      Filed August 26, 2004
	File No.  0-05815

Dear Mr. Richardson,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief